                          Stock Market Solutions, Inc.
                               Ft. Lauderdale, FL

June 20, 2002

Ms. Meridith Master
US Securities and Exchange Commission
450 5th St NW
Washington DC 20549

Re:      Stock Market Solutions, Inc.
         Registration Statement on Form 10-SB
         File No.  000-49743

Dear Ms. Master,

         We hereby withdraw the above registration statement.  We intend to refile in accordance with comment number one in your letter dated June 4, 2002.

         As of this date, we have yet to receive page 4 of the comment letter either by US Mail or by Telefax.  We would appreciate your faxing a copy of page
4 to our attorney at 813.832.5284.  Thank you.

                                    Very truly yours,

                                    /s/  Richard Smitten

                                    President, Stock Market Solutions, Inc.